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Filed by Willow Grove Bancorp, Inc.
(Commission File No. 0-49706)

Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities and Exchange Act of 1934

Subject Company: Chester Valley Bancorp Inc.
(Commission File No. 0-18833)

Press Release	FOR IMMEDIATE RELEASE Contact: Frederick A. Marcell Jr., CEO Christopher E. Bell, CFO Telephone: 215-646-5405

WILLOW GROVE BANCORP, INC. ANNOUNCES
THIRD QUARTER RESULTS AND DECLARATION OF CASH DIVIDEND

        Maple Glen, Pennsylvania—(April 27, 2005) Willow Grove Bancorp, Inc. (the "Company") (Nasdaq/NMS: WGBC), the holding company for Willow Grove Bank (the "Bank"), reported net income of $1.2 million, or $0.13 diluted earnings per share, for the quarter ended March 31, 2005. This compares to net income of $1.5 million, or $0.15 diluted earnings per share, for the quarter ended March 31, 2004. Net income for the nine-month period ended March 31, 2005 was $5.0 million, or $0.53 diluted earnings per share compared to net income of $4.6 million, or $0.46 diluted earnings per share, for the comparable nine-month period ended March 31, 2004. During the third quarter of fiscal 2005, results of operations were negatively impacted by the previously announced settlement agreement regarding certain legal proceedings. The settlement, which has now been finalized, resulted in a current period charge of $930,000 or $632,000 on an after-tax basis resulting in a decline in diluted earnings per share of approximately $0.06. Mr. Frederick A. Marcell Jr., President and CEO of the Company stated: "Our results continue to show modest improvements in our net interest spread and margin. During the quarter we decided to settle certain legal proceedings which had been pending for more than two and one-half years. While this resulted in a charge during the quarter, it removes the uncertainty which is inherent with litigation and enhances our ability to focus on our core operations and our pending merger with Chester Valley Bancorp Inc."

        The Company's total assets amounted to $989.6 million at March 31, 2005, an increase of $68.1 million, or 7.4% from June 30, 2004. The increase in assets primarily resulted from a combination of an increase in net loans receivable of $52.4 million, or 10.0% and securities available for sale and held to maturity of $27.9 million in the aggregate, or 8.4%.

        Total liabilities amounted to $885.0 million at March 31, 2005, an increase of $67.2 million from June 30, 2004. The increase in liabilities primarily resulted from an increase in borrowings of $57.4 million, or 27.8% from June 30, 2004 to March 31, 2005, which was directly related to the utilization of additional advances from the Federal Home Loan Bank ("FHLB") to fund asset growth. To a lesser extent, the increase in liabilities was due to an increase in total deposits of $7.4 million, or 1.2% to $610.5 million at March 31, 2005 compared to $603.1 million at June 30, 2004. Core deposits, which include savings, checking and money market accounts, increased $18.0 million, or 5.6% during the nine-month period. The increase in core deposits was primarily related to an increase in money market accounts and checking accounts, which was partially offset by decreases in savings accounts.

        Total stockholders' equity increased $874,000 to $104.7 million at March 31, 2005 from $103.8 million at June 30, 2004. The change in stockholders' equity was primarily the result of net income of $5.0 million and a $204,000 increase in accumulated other comprehensive income which was partially offset by cash dividend payments of $3.1 million in the aggregate and the repurchase of 155,577 shares of Company common stock in the open market during the nine-month period at an aggregate cost of $2.6 million, or an average of $16.68 per share.

        Net interest income for the three-month and nine-month periods ended March 31, 2005 was $7.9 million, and $23.1 million, respectively. This compares to $6.6 million and $19.1 million in net interest income for the prior year comparable periods. The increases in the Company's net interest income in the three and nine-month periods ended March 31, 2005 over the prior year comparable periods primarily were the result of increases in the average balances of the Company's loan and securities portfolios. In addition, the Company's net interest spread, representing the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, increased by two basis points and 14 basis points in the respective three and nine-month periods ended March 31, 2005 over the prior year comparable periods. The increases in net interest spread were due to increases in the yield on interest earning assets, primarily related to increased taxable securities yields.

        The Company's net interest margin was 3.33% and 3.30% for the three-month and nine-month periods ended March 31, 2005, an increase of two basis points and nine basis points, respectively, compared to the three-month and nine-month periods ending March 31, 2004. The increase in net interest margin for the three and nine-month periods ended March 31, 2005 was primarily the result of an increase in net interest income, which more than offset the decline in the ratio of average interest-earning assets to average interest-bearing liabilities.

        The Company's provision for loan losses increased $334,000, to $504,000 for the three months ended March 31, 2005 compared to $170,000 for the corresponding prior fiscal year period. For the nine months ended March 31, 2005, the provision for loan losses increased $705,000, to $1.0 million compared to $330,000 for the nine months ended March 31, 2004. The increases in our provisions for loan losses in the three-month and nine-month periods ended March 31, 2005 over the prior year comparable periods were primarily related to our continued loan portfolio growth and diversification and a write down of $204,000 associated with a pool of small business loans. These loans were originated between 1995 and 2002 in Montgomery, Bucks and Philadelphia counties in Pennsylvania under the Bank's community reinvestment initiative. The remaining loan balance in the pool, aggregating $226,000, has been internally classified and is being closely monitored by the Bank. At March 31, 2005, our ratio of non-performing loans to total loans was 0.52% compared to 0.60% at March 31, 2004. The ratio of our allowance for loan losses to non-performing loans at March 31, 2005 was 196.70% compared to 179.23% at March 31, 2004. The Company's allowance for loan losses amounted to $6.0 million, or 1.03% of total loans at March 31, 2005, compared to $5.2 million, or 0.99% of total loans at June 30, 2004.

        Non-interest income increased $95,000, or 11.2% to $947,000 for the three-month period ended March 31, 2005 compared to $852,000 for the similar period in the prior fiscal year. For the three-month period ended March 31, 2005 compared to the three months ended March 31, 2004, the increase was a combination of an increase in service charges and fees of $138,000 and realized gain on the sale of loans held for sale of $121,000, partially offset by a decline in realized gains on the sale of securities available for sale of $158,000. Non-interest income decreased $428,000 or 14.2% to $2.6 million for the nine-month period ended March 31, 2005 compared to $3.0 million in the prior year period. The decrease in non-interest income for the nine-month period ended March 31, 2005 compared to the nine-months ended March 31, 2004, was primarily a result of a decline in realized gains on the sale of securities available for sale of $656,000, partially offset by increased loan servicing income of $227,000.

        Non-interest expense increased $1.4 million or 27.0% to $6.6 million for the three-month period ended March 31, 2005 compared to $5.2 million for the similar prior year period. Non-interest expense increased $2.0 million, or 13.4% to $17.3 million for the nine-month period ended March 31, 2005 compared to $15.3 million for the similar year period. Increases for the three-month and nine-month periods ending March 31, 2005 over the prior year comparable periods were primarily the result of increases in other expenses of $941,000 and $1.4 million, respectively, and in compensation and benefits expense of $230,000 and $271,000, respectively. The increase in other expenses for the three month and nine month periods ended March 31, 2005 was primarily related to the current period litigation settlement of $930,000 as well as other increases in administrative costs. The increase in compensation and benefits expense for the three and nine-month period ended March 31, 2005 was primarily due to $175,000 in severance related costs upon the termination of employment of one officer.

        The Company also announced that its Board of Directors, at its April 26, 2005 meeting, declared a $0.12 cash dividend on each share of common stock of the Company payable on May 20, 2005 to stockholders of record at the close of business May 6, 2005.

        On January 21st, the Company announced it signed a definitive agreement with Chester Valley Bancorp Inc. to combine their companies and their respective subsidiary banks, Willow Grove Bank and First Financial Bank. The transaction is expected to be accretive to Willow Grove Bancorp's GAAP and cash EPS within the first year of combined operations.

        To date, the merger process is moving forward as scheduled, and will be voted on by each company's shareholders at special meetings of shareholders to be held on June 14, 2005 for both Willow Grove Bancorp and Chester Valley Bancorp. For more information, please refer to the registration statement on Form S-4, including the joint proxy statement/prospectus filed by Willow Grove Bancorp with the Securities and Exchange Commission. Fred Marcell commented, "As I have previously indicated, we believe that the combination of Willow Grove Bank with Chester Valley Bancorp's First Financial Bank will provide a compelling platform from which to grow our business in the attractive Southeastern Pennsylvania marketplace. We expect the combination to provide customers in our markets with broad banking products and services and an expanded legal lending limit for Willow Grove Bank, without sacrificing the community focus that both banks have prided themselves on over their impressive histories. We look forward to the completion of the transaction and a new era in banking for Southeastern Pennsylvania."

        Willow Grove Bancorp, Inc. is the holding company for Willow Grove Bank, a federally chartered, well-capitalized, FDIC-insured savings bank. The Bank was founded in 1909 and conducts its business from its headquarters in Maple Glen, Pennsylvania. Its banking office network now has 14 offices located throughout Montgomery, Bucks, and Philadelphia counties. Additional information is available at: www.willowgrovebank.com.

        This news release contains certain forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning, or future or conditional verbs such as "will," "would," "should," "could" or "may."

        Forward-looking statements, by their nature, are subject to risks and uncertainties. A number of factors—many of which are beyond the Company's control—could cause actual conditions, events or results to differ significantly from those described in the forward-looking statements. The Company's reports filed from time-to-time with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended June 30, 2004, and its other periodic and current reports filed thereafter describe some of these factors, including general economic conditions, changes in interest rates, deposit flows, the cost of funds, changes in credit quality and interest rate risks associated with the Company's business and operations. Other factors described include changes in our loan portfolio, changes in competition, fiscal and monetary policies and legislation and regulatory changes.

        In addition, forward-looking statements include information regarding the proposed merger of Chester Valley Bancorp Inc. with and into Willow Grove Bancorp, Inc., including expected synergies resulting from the merger, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. Risks and uncertainties relating to the proposed merger include: the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the combined company in connection with consummation of the merger; approval of the merger by the shareholders of Willow Grove Bancorp and Chester Valley Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described in the joint proxy statement/prospectus included in the registration statement on Form S-4 referred to below.

        Forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made or to reflect the occurrence of unanticipated events.

        Willow Grove and Chester Valley have filed a registration statement on Form S-4, including a joint proxy statement/prospectus, concerning the merger with the Securities and Exchange Commission. WE URGE INVESTORS TO READ THESE DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain these documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Willow Grove are available free of charge from the Secretary of Willow Grove, Welsh and Norristown Roads, Maple Glen, Pennsylvania 19002, and documents filed with the SEC by Chester Valley are available free of charge from the Secretary of Chester Valley, 100 East Lancaster Avenue, Downingtown, Pennsylvania 19335. The directors and executive officers of Chester Valley and Willow Grove may be deemed to be participants in the solicitation of proxies to approve the merger. Information about the directors and executive officers of Chester Valley and ownership of Chester Valley common stock is set forth in the proxy statement filed by Chester Valley with the SEC on September 10, 2004). Information about the directors and executive officers of Willow Grove and ownership of Willow Grove common stock is set forth in the proxy statement filed by Willow Grove with the SEC on October 8, 2004). Additional information about the interests of those participants may be obtained from reading the joint proxy statement/prospectus of Willow Grove and Chester Valley to be dated April 27, 2005. INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

WILLOW GROVE BANCORP, INC.
(Unaudited Selected Financial and Other Data)

	At March 31, 2005	At June 30, 2004
	(Dollars in thousands, except per share data)
Selected Financial Condition Data:
Total assets	$989,646	$921,592
Cash and cash equivalents	23,220	39,445
Loans receivable, net	576,598	524,189
Loans held for sale	2,979	1,136
Securities available-for-sale	186,228	234,207
Securities held to maturity	174,434	98,513
Deposits	610,544	603,115
FHLB advances	263,527	206,168
Stockholders' equity	104,650	103,776
Book value per diluted common share	11.15	10.77
	Three Months Ended		Nine Months Ended
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
	(Dollars in thousands, except per share data)		(Dollars in thousands, except per share data)
Selected Operating Statement Data:
Interest income	$12,730	$10,155	$36,758	$30,448
Interest expense	4,863	3,587	13,628	11,303
Net interest income	7,867	6,568	23,130	19,145
Provision for loan losses	504	170	1,035	330
Total non-interest income	947	852	2,579	3,007
Total non-interest expense	6,577	5,165	17,349	15,289
Income tax expense	527	604	2,308	1,957
Net income	1,206	1,481	5,017	4,576
Diluted earnings per share	0.13	0.15	0.53	0.46
Selected Other Data:
Average yield interest-earning assets (1)	5.34%	5.09%	5.23%	5.09%
Average cost interest-bearing liabilities (1)	2.45	2.22	2.33	2.33
Average interest rate spread (1)	2.89	2.87	2.90	2.76
Return on average assets (1)	0.49	0.72	0.69	0.74
Return on average equity (1)	4.54	5.42	6.26	5.51
Net interest margin (1)	3.33	3.31	3.30	3.21
Ratio of non-performing assets to total assets at period end	0.38	0.38	0.38	0.38
Ratio of non-performing loans to total loans at period end	0.52	0.60	0.52	0.60
Ratio of allowance for loan losses to total loans at period end	1.03	1.07	1.03	1.07
Ratio of allowance for loan losses to non-performing loans at period end	196.70	179.23	196.70	179.23
Efficiency ratio	74.62	69.61	67.48	69.02
Full service banking offices at period end	14	14	14	14

(1)
Annualized for the three and nine months ended March 31, 2005 and 2004

Consolidated Condensed Statements of Financial Condition

(Dollars in thousands)	At March 31, 2005	At June 30, 2004
Assets
Total cash and cash equivalents	$23,220	$39,445
Securities:
Available for sale	186,228	234,207
Held to maturity	174,434	98,513
Loans	582,609	529,409
Allowance for loan losses	(6,011)	(5,220)
Loans held for sale	2,979	1,136
Other assets	26,187	24,102

Total assets	$989,646	$921,592

Liabilities and stockholders' equity
Deposits	$610,544	$603,115
Federal Home Loan Bank advances	263,527	206,168
Other liabilities	10,925	8,533
Total stockholders' equity	104,650	103,776

Total liabilities and stockholders' equity	$989,646	$921,592

Consolidated Condensed Statements of Operations

	For the Three Months Ended March 31,		For the Nine Months Ended March 31,
(Dollars in thousands)
	2005	2004	2005	2004
Total interest income	$12,730	$10,155	$36,758	$30,448
Total interest expense	4,863	3,587	13,628	11,303

Net interest income	7,867	6,568	23,130	19,145
Provision for loan losses	504	170	1,035	330

Non-interest income:
Service charges and fees	663	525	1,739	1,712
Realized gain on sale of loans	231	110	481	460
Realized gain on sale of securities	—	158	12	668
Other non-interest income	53	59	347	167

Total non-interest income	947	852	2,579	3,007

Non-interest expense:
Compensation and employee benefits	3,426	3,180	9,809	9,522
Occupancy	453	405	1,244	1,135
Professional fees	159	175	653	599
Other expense	2,539	1,405	5,643	4,033

Total non-interest expense	6,577	5,165	17,349	15,289

Income before income taxes	1,733	2,085	7,325	6,533
Income tax expense	527	604	2,308	1,957

Net Income	$1,206	$1,481	$5,017	$4,576

        This press release contains financial information determined by methods other than in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's management uses these non-GAAP measures in its analysis of the Company's performance. These non-GAAP measures consist of adjusting the yield on tax-exempt municipal securities to a tax-equivalent basis. Management believes that presentation of financial measures on a tax-equivalent basis provide useful supplemental information that is essential to a proper understanding of the operating results of the Company's core business. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures, which may be presented by other companies.

	Average Balance Sheet For The Three Months Ended
	March 31, 2005			March 31, 2004
(Dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Total loans	$576,817	$8,726	6.11%	$469,099	$7,282	6.23%
Securities—taxable	356,217	3,674	4.18	280,354	2,593	3.72
Securities—nontaxable—adjusted to a taxable equivalent yield	19,870	320	6.53	18,520	287	6.23
Other interest-earning assets	17,400	102	2.38	40,055	70	0.70

Total interest-earning assets	970,304	12,822	5.34	808,028	10,232	5.09
Total deposits	531,069	2,536	1.94	495,095	2,098	1.70
Total borrowings	272,972	2,327	3.46	156,008	1,489	3.83

Total interest-bearing liabilities	804,041	4,863	2.45	651,103	3,587	2.22

Net interest income/net interest spread		$7,959	2.89%		$6,645	2.87%

Net interest margin			3.33%			3.31%

Ratio of average interest-earning assets to average interest-bearing liabilities			120.68%			124.10%

Tax equivalent adjustments		$92			$77

Net interest margin, no tax adjustment			3.29%			3.27%

	Average Balance Sheet For The Nine Months Ended
	March 31, 2005			March 31, 2004
(Dollars in thousands)	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
Total loans	$560,066	$25,340	6.03%	$445,655	$21,688	6.48%
Securities—taxable	345,456	10,509	4.05	295,561	7,897	3.56
Securities—nontaxable—adjusted to a taxable equivalent yield	19,754	963	6.49	17,864	855	6.37
Other interest-earning assets	19,077	235	1.64	44,221	246	0.74

Total interest-earning assets	944,353	37,047	5.23	803,301	30,686	5.09
Total deposits	530,304	7,206	1.81	502,551	7,165	1.90
Total borrowings	249,648	6,422	3.43	141,859	4,138	3.87

Total interest-bearing liabilities	779,952	13,628	2.33	644,410	11,303	2.33

Net interest income/net interest spread		$23,419	2.90%		$19,383	2.76%

Net interest margin			3.30%			3.21%

Ratio of average interest-earning assets to average interest-bearing liabilities			121.08%			124.66%

Tax equivalent adjustments		$289			$237

Net interest margin, no tax adjustment			3.26%			3.17%

Loan Portfolio

	At March 31, 2005		At June 30, 2004
(Dollars in thousands)	Amount	Percentage of Total	Amount	Percentage of Total
Mortgage loans:
Single-family residential	$201,947	34.61%	$181,049	34.15%
Commercial real estate and multi-family residential	180,066	30.86	180,881	34.12
Construction	77,096	13.21	57,014	10.75
Home equity	99,580	17.07	91,848	17.32

Total mortgage loans	558,689	95.75	510,792	96.34
Consumer loans	1,969	0.34	1,678	0.32
Commercial business loans	22,840	3.91	17,686	3.34

Total loans receivable	$583,498	100.00%	$530,156	100.00%

Deposit Composition

	At March 31, 2005		At June 30, 2004
(Dollars in thousands)	Amount	Percentage of Total	Amount	Percentage of Total
Savings accounts	$83,845	13.7%	$91,879	15.2%
Money market accounts	124,867	20.5	99,455	16.5
Certificates of deposit	268,994	44.1	279,534	46.4
Interest-bearing checking accounts	55,764	9.1	56,350	9.3
Non-interest-bearing checking accounts	77,074	12.6	75,897	12.6

Total	$610,544	100.0%	$603,115	100.0%

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WILLOW GROVE BANCORP, INC. ANNOUNCES THIRD QUARTER RESULTS AND DECLARATION OF CASH DIVIDEND
WILLOW GROVE BANCORP, INC. (Unaudited Selected Financial and Other Data)
Consolidated Condensed Statements of Financial Condition
Consolidated Condensed Statements of Operations